Akiyo Fujii Counsel 617.239.0699 fax 617.316.8304 afujii@eapdlaw.com

October 5, 2006

Via Electronic Filing and Overnight Courier

Ms. Tangela Richter
Mr. Jason Wynn
United States Securities and Exchange Commission
Mail Stop No. 7010
Washington, D.C. 20549-7010

Re:	Open Energy Corporation
Registration Statement on Form SB-2
Filed August 30, 2006
File No. 333-136987
Amendment No. 1 filed October 5, 2006

Form 10-KSB for the Fiscal Year Ended May 31, 2006
Filed September 1, 2006
File No. 0-50450
Amendment No. 1 filed October 5, 2006

Dear Ms. Richter and Mr. Wynn:

On behalf of Open Energy Corporation (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter, dated September 29, 2006, relating to (a) the Company’s Registration Statement on Form SB-2 (File No. 333-136987), filed on August 30, 2006, to register shares of common stock of the Company held by or issuable to the selling shareholders and (b) the Company’s Annual Report on Form 10-KSB (File No. 0-50450), filed on September 1, 2006.

On the date hereof, the Company filed Amendment No. 1 to the Registration Statement on Form SB-2 File No. 333-136987 (the “Registration Statement Amendment”) and Amendment No. 1 to Annual Report on Form 10-KSB File No. 0-50450 (the “Annual Report Amendment”). In order to expedite the Staff’s review of the Registration Statement Amendment and Annual Report Amendment, we are submitting this letter, together with clean copies of the Registration Statement Amendment and Annual Report Amendment being filed today. We have also enclosed a copy marked to show changes from the underlying Registration Statement.

The supplemental information set forth herein has been supplied by the Company for use herein. Set forth below are the Staff’s comments followed by the Company’s responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form SB-2

General

1.  Comment:

Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed.

Response:

Your comment 2 (below) is the only remaining open comment to the pending registration statement.

2.  Comment:

We note the discussion in your response letter dated August 30, 2006 explaining the basis on which the transaction is eligible to be made on a shelf basis under either Rule 415(a)(1)(i), Rule 415(a)(1)(iii) or Rule 415(a)(1)(iv). We continue to consider this issue and may have further comment.

Response:

We today have filed the Registration Statement Amendment, providing updated disclosure, including disclosure related to recent conversions of debentures into Company common stock, adjustments to the conversion prices of debentures (which are tied to the Company’s stock price), increased tax withholding obligations of the Company due to recent vestings and issuances of Company common stock to employees, and minor operational matters.

Form 10-KSB for the Fiscal Year Ended May 31, 2006

Controls and Procedures, page 70

3.  Comment:

It does not appear that you have provided the disclosure required by Item 308(c) of Regulation S-B. Please disclose whether there were any changes to your internal control over financial reporting that occurred during your fourth fiscal quarter for the fiscal year ended May 31, 2006 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please ensure to also include this disclosure in all future filings in which it is required.

Response:

We today have filed the Annual Report Amendment in order to clarify that there were no changes to the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter for the fiscal year ended May 31, 2006 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This clarification is provided in the last paragraph of Part II, Item 8A.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact the undersigned at (617) 239-0699, Roger Glenn at (212) 912-2753 or Robb D’Ambruoso at (617) 239-0768.

Very truly yours,

/s/ Akiyo Fujii

cc:	D. Roger Glenn, Esq.
Robb D’Ambruoso, Esq.
Cheryl Bostater

Enclosure via overnight courier